

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 31, 2009

Via U.S. Mail

Mr. Chris Kaitson
Deputy General Counsel
Enbridge Energy Partners, L.P.
1100 Louisiana, Suite 3300
Houston, Texas 77002

> **Re: Enbridge Energy Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed December 7, 2009**
> **File No. 333-163541**

Dear Mr. Kaitson:

We have limited our review of your filing to the issues addressed in our review of your Form 10-K for the fiscal year ended December 31, 2008. Please note that we will not be in a position to accelerate the effectiveness of this registration statement until that review has been completed.

Please call John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director